Exhibit 99.1

Sun Life Financial to sell U.S. annuity business for US$1.35 billion

Transaction advances Sun Life's strategy of reducing its risk profile and focusing U.S. insurance operations on its growing employee benefits and voluntary benefits franchises

TORONTO, Dec. 17, 2012 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced the execution of a definitive agreement whereby Delaware Life Holdings, a company owned by shareholders of Guggenheim Partners, will purchase Sun Life's domestic U.S. annuity business and certain life insurance businesses for a base purchase price of US$1.35 billion, as adjusted to reflect the performance of the business through closing.

Employees of Sun Life Financial U.S. in Wellesley, Massachusetts; Lethbridge, Alberta; and Waterford, Ireland will continue to support the acquired businesses, which will be renamed Delaware Life Insurance Company. Guggenheim Partners will provide services to the company including investment management.

The transaction is expected to close by the end of Q2 2013 subject to regulatory approvals and customary closing conditions.

Dean A. Connor, President and Chief Executive Officer, Sun Life Financial, stated, "This transaction represents a transformational change for Sun Life. It significantly advances our strategy of reducing Sun Life's risk profile and earnings volatility, focuses our U.S. operations on our areas of greatest strength and opportunity, and crystallizes future earnings and capital releases that will further support our growth and shareholder value creation. It also transfers this business to a financially strong buyer that understands and is committed to the annuity and life insurance sectors, which will benefit customers and the outstanding employees who will continue to support them."

Connor added, "Consistent with our Four Pillar strategy unveiled in March, we will continue to invest in both our U.S. employee benefits business, which is already a top 10 player, and in our growing voluntary benefits business. We have made excellent progress in growing both of these businesses in 2012. We will also continue to support growth in MFS, our highly successful investment manager that has a large U.S. presence and over US$300 billion of assets under management globally."

Todd Boehly, speaking on behalf of Delaware Life Holdings, added, "Together with Sun Life Financial's employees, we look forward to maintaining a high level of customer service, strong capitalization and ratings, and to building on this impressive platform."

Additional information

The transaction will consist primarily of the sale of 100% of the shares of Sun Life Assurance Company of Canada (U.S.), which includes Sun Life Financial's domestic U.S. variable annuity, fixed annuity and fixed index annuity products, corporate and bank-owned life insurance products and variable life insurance products.

Sun Life Financial estimates that the transaction will result in a reduction in book value of $950 million at closing. It is estimated that the impact of the transaction on Sun Life Financial is approximately ($0.22) per share of earnings in 2013, assuming actual experience in line with actuarial best estimates. As a result of the sale, Sun Life Financial's earnings sensitivities to equity markets would be reduced by 50% and earnings sensitivities to interest rates would be reduced by 35%, relative to the published earnings sensitivities as of September 30, 2012. The transaction is not expected to result in any change to the Minimum Continuing Capital and Surplus Requirements ratio for Sun Life Assurance Company of Canada, which continues to have strong capital levels. At close, the transaction is expected to result in a cash level at Sun Life Financial Inc. of $1.9 billion, net of the planned repayment of $350 million of debt in June 2013. Holders of the Medium Term Notes (MTNs) issued by Sun Life Financial Global Funding III, L.P. will not be impacted by the sale of Sun Life Assurance Company of Canada (U.S.).

Morgan Stanley & Co. LLC served as financial advisor to Sun Life Financial. Debevoise & Plimpton LLP served as legal advisor to Sun Life Financial.

The information contained in this document is in Canadian dollars unless otherwise noted.

Sun Life Financial investor conference call

Sun Life Financial will hold an investor conference call to discuss this announcement on Monday, December 17, 2012, at 8:30 a.m. ET. The conference call will be hosted by Dean A. Connor, President and Chief Executive Officer. The conference call will be available via live audio webcast (http://www.media-server.com/m/p/v9o2fyu2) and by telephone. To access the conference call by telephone, dial 1-877-974-0445. Individuals participating in the call in a listen-only mode are encouraged to connect via the webcast.

The investor conference call will be archived and made available until January 17, 2013. To listen to a replay of the conference call, dial 416-640-1917 (Toronto) or 1-877-289-8525 and enter access code 4583286#. The archive of the audio webcast will also be available on Sun Life Financial's website at www.sunlife.com/PresentationsForInvestors.

Forward-looking information

In this section, "we", "us", "our" and the "Company" refers to Sun Life Financial Inc. and its subsidiaries, joint ventures and associates.

Certain statements in this news release are forward-looking, including, but are not limited to, (i) the anticipated timing of the closing of the sale of our U.S. annuity business, (ii) the reduction in book value as a result of the transaction, (iii) the expected reduction in our exposure to the equity markets and interest rates and the expected reduction in our earnings volatility, (iv) the estimated impact of the business sold on our earnings in 2013, (v) the expected impact on the Minimum Continuing Capital and Surplus Requirements ratio of Sun Life Assurance Company of Canada, (vi) the expected cash level available to Sun Life Financial Inc. at the close of the transaction and after the planned repayment of debt in June 2013; and (vii) other statements that are not historical or are predictive in nature or that depend upon or refer to future events or conditions. Forward-looking statements may include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions. All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events and are not historical facts. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions, including without limitation, the assumption that the transaction will be completed and other assumptions set out in this news release, all of which are difficult to predict. The forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after December 17, 2012. If any non-recurring or other special item or any transaction should occur, the financial impact could be complex and the effect on our operations or results would depend on the facts particular to such item and we cannot describe the expected impact in a meaningful way or in the same way we could present known risks affecting our business.

The forward-looking statements contained in this news release describe our expectations, estimates and projected future events as at December 17, 2012. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release.

Forward-looking statements are presented for the purpose of assisting investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements.

Actual results could differ materially from those expressed in or implied by the forward-looking statements in this news release due to various risk factors, including without limitation: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals as required under the definitive agreement or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) failure to effectively or efficiently restructure and reorganize the Company's remaining businesses after the transaction has closed; and (4) the impact of the announcement of the transaction and the dedication of the Company's resources to the completion of the transaction and the effect of the transaction on our continuing operations in the U.S. These risks all could have an impact on the Company's business relationships (including with future and prospective employees, customers, distributors and partners) and could have a material adverse effect on the current and future operations, financial conditions and prospects of the Company.

Additional risk factors that could affect the purchase price adjustment can be found in Sun Life Financial's annual information form for the year ended December 31, 2011 (our "AIF") under the heading "Risk Factors" and other regulatory filings filed or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Vietnam and Bermuda. As of September 30, 2012, the Sun Life Financial group of companies had total AUM of $515 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

SOURCE: Sun Life Financial Inc.

%CIK: 000109362

For further information:

Media Relations Contact:

Frank Switzer
Vice-President
Corporate Communications
Tel: 416-979-4086
frank.switzer@sunlife.com

Investor Relations Contact:

Phil Malek
Vice-President
Investor Relations
Tel: 416-979-4198
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 07:21e 17-DEC-12